Digital World Acquisition Corp.

3109 Grand Ave #450

Miami, FL 33133

VIA EDGAR

August 24, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Larry Spirgel

Joshua Shainess

Jeffrey Kauten

Re: Digital World Acquisition Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed August 22, 2022

File No. 001-40779

Dear Messer Spirgel, Shainess and Kauten:

Digital World Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on August 24, 2022, regarding Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) submitted to the Commission on August 22, 2022.

Per discussions with the Staff, we have attached hereto as Exhibit A a changed-pages-only redline showing the proposed revisions to the Proxy Statement that the Company intends to make in the Definitive Proxy Statement to afford the Staff the ability to review such proposed language as soon as possible.

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We thank you for your review of the foregoing and the Proxy Statement. If you have further comments, please feel free to contact to our counsel, Barry Grossman, Esq., at bigrossman@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Barry I. Grossman, Esq.

Ellenoff Grossman & Schole LLP

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EXHIBIT A

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DIGITAL WORLD ACQUISITION CORP.

3109 Grand Ave #450

Miami, FL 33133

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 6, 2022

TO THE STOCKHOLDERS OF DIGITAL WORLD ACQUISITION CORP.:

You are cordially invited to attend the special meeting, which we refer to as the “Special Meeting,” of stockholders of Digital World Acquisition Corp., which we refer to as “we,” “us,” “our,” “Digital World” or the “Company,” to be held at ~~[10:00 a.m.]~~12:00 p.m. Eastern Time on September 6, 2022.

The Special Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast. You will be able to attend the Special Meeting online, vote and submit your questions during the Special Meeting by visiting https://www.cstproxy.com/dwacspac/ext2022. If you plan to attend the virtual online Special Meeting, you will need your 12 digit control number to vote electronically at the Special Meeting. We are pleased to utilize the virtual stockholder meeting technology to provide ready access and cost savings for our stockholders and the Company. The virtual meeting format allows attendance from any location in the world.

Even if you are planning on attending the Special Meeting online, please promptly submit your proxy vote by telephone, or, if you received a printed form of proxy in the mail, by completing, dating, signing and returning the enclosed proxy, so your shares will be represented at the Special Meeting. Instructions on voting your shares are on the proxy materials you received for the Special Meeting. Even if you plan to attend the Special Meeting online, it is strongly recommended you complete and return your proxy card before the Special Meeting date, to ensure that your shares will be represented at the Special Meeting if you are unable to attend.

The accompanying proxy statement, which we refer to as the “Proxy Statement,” is dated                     , 2022, and is first being mailed to stockholders of the Company on or about                     , 2022. The sole purpose of the Special Meeting is to consider and vote upon the following proposals: a proposal to amend the Company’s amended and restated certificate of incorporation, which we refer to as the “charter,” in the form set forth in Annex A to the accompanying Proxy Statement, which we refer to as the “Extension Amendment” and such proposal the “Extension Amendment Proposal,” to extend, upon the request of ARC Global Investments II, LLC, a Delaware limited liability company (the “Sponsor”), and approval by the Company’s board of directors, the period of time for the Company to (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses, which we refer to as a “business combination,” (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s Class A common stock included as part of the units sold in the Company’s initial public offering that was consummated on September 8, 2021, which we refer to as the “IPO,” up to four times, each by an additional three months, for an aggregate of 12 additional months (i.e. from September 8, 2022 (the “Termination Date”) up to September 8, 2023) or such earlier date as determined by the board of directors, which we refer to as the “Extension,” and such later date, the “Extended Date”; and

a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, which we refer to as the “Adjournment Proposal.” The Adjournment Proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Extension Amendment Proposal.

Each of the Extension Amendment Proposal and the Adjournment Proposal is more fully described in the accompanying Proxy Statement.

The purpose of the Extension Amendment Proposal and, if necessary, the Adjournment Proposal, is to allow us additional time to complete the proposed transactions (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, and as it may be further amended or supplemented from time to time, the “Merger Agreement”) by and among us, DWAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Digital World, Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), the Sponsor in the capacity as the representative of the stockholders of Digital World, and TMTG’s General Counsel in his capacity as the representative of the stockholders of TMTG. On December 4, 2021, in support of the Business Combination, Digital World entered into securities purchase agreements with certain institutional investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of Digital World’s Series A Convertible Preferred Stock for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a private placement (the “PIPE”) to be consummated concurrently with the Business Combination. The shares are initially convertible into 29,761,905 shares of Digital World common stock, subject to upward adjustment as described herein. The PIPE is conditioned on the ~~concurrent~~ closing of the Business Combination, effectiveness of a resale registration statement for all of the shares of common stock issuable upon conversion of the preferred stock to be held by the PIPE Investors and other customary closing conditions. For more information about the Business Combination and the PIPE, see our Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2021, October 26, 2021, December 6, 2021 and May 17, 2022, and the proxy statement/prospectus included in the Form S-4 filed with the SEC on May 16, 2022, as it may be amended or supplemented from time to time.

While we are using our best efforts to complete the Business Combination as soon as practicable, our board of directors (the “Board”) believes that there will not be sufficient time before the Termination Date to complete the Business Combination. Accordingly, the Board believes that in order to be able to consummate the Business Combination, we will need to obtain the Extension. Without the Extension, the Board believes that there is significant risk that we might not, despite our best efforts, be able to complete the Business Combination on or before the Termination Date. If that were to occur, we would be precluded from completing the Business Combination and would be forced to liquidate even if our stockholders are otherwise in favor of consummating the Business Combination.

Therefore, the Board has determined that it is in the best interests of our stockholders to extend the date by which the Company has to consummate a business combination to the Extended Date in order that our stockholders have the opportunity to participate in our future investment.

If the Extension is approved and implemented, subject to satisfaction of the conditions to closing in the Merger Agreement (including, without limitation, receipt of stockholder approval of the Business Combination), we intend to complete the Business Combination as soon as possible and in any event on or before the Extended Date.

In connection with the Extension Amendment Proposal, public stockholders may elect to redeem their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account (the “Trust Account”), including interest (which interest shall be net of taxes payable), divided by the number of then outstanding shares of Class A common stock issued in our IPO, which shares we refer to as the “public shares,” and which election we refer to as the “Election,” regardless of whether such public stockholders vote on the Extension Amendment Proposal.

If the Extension Amendment Proposal is approved by the requisite vote of stockholders, the remaining holders of public shares will retain their right to redeem their public shares when the Business Combination is submitted to the stockholders, subject to any limitations set forth in our charter as amended by the Extension Amendment. In addition, public stockholders who do not make the Election would be entitled to have their public shares redeemed for cash if the Company has not completed a Business Combination by the Extended Date. Even if the Extension is approved, we can provide no assurances that the Business Combination will be consummated prior to the Extended Date.

To exercise your redemption rights, you must demand that the Company redeem your public shares for a pro rata portion of the funds held in the Trust Account, and tender your shares to the Company’s transfer agent at least two business days prior to the Special Meeting (or September 1, 2022). You may tender your shares by either delivering your share certificate to the transfer agent or by delivering your shares electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system. If you hold your shares in street

DIGITAL WORLD ACQUISITION CORP.

3109 Grand Ave #450

Miami, FL 33133

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 6, 2022

PROXY STATEMENT

The special meeting, which we refer to as the “Special Meeting,” of stockholders of Digital World Acquisition Corp., which we refer to as the “we,” “us,” “our,” “Digital World” or the “Company,” will be held at ~~[10:00 a.m.]~~12:00 p.m. Eastern Time on September 6, 2022 as a virtual meeting. You will be able to attend, vote your shares, and submit questions during the Special Meeting via a live webcast available at https://www.cstproxy.com/dwacspac/ext2022. If you plan to attend the virtual online Special Meeting, you will need your 12 digit control number to vote electronically at the Special Meeting. The Special Meeting will be held for the sole purpose of considering and voting upon the following proposals:

a proposal to amend the Company’s amended and restated certificate of incorporation, which we refer to as the “charter,” in the form set forth in Annex A to the accompanying Proxy Statement, which we refer to as the “Extension Amendment” and such proposal the “Extension Amendment Proposal,” to extend, upon the request of ARC Global Investments II, LLC, a Delaware limited liability company (the “Sponsor”), and approval by the Company’s board of directors (the “Board”), the period of time for the Company to (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses, which we refer to as a “business combination,” (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s Class A common stock included as part of the units sold in the Company’s initial public offering that was consummated on September 8, 2021, which we refer to as the “IPO,” up to four times, each by an additional three months, for an aggregate of 12 additional months (i.e. from September 8, 2022 (the “Termination Date”) up to September 8, 2023) or such earlier date as determined by the Board, which we refer to as the “Extension,” and such later date, the “Extended Date”; and

a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, which we refer to as the “Adjournment Proposal.” The Adjournment Proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Extension Amendment Proposal.

The purpose of the Extension Amendment Proposal and, if necessary, the Adjournment Proposal, is to allow us additional time to complete the proposed transactions (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, and as it may be further amended or supplemented from time to time, the “Merger Agreement”) by and among us, DWAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Digital World, Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), the Sponsor in the capacity as the representative of the stockholders of Digital World, and TMTG’s General Counsel in his capacity as the representative of the stockholders of TMTG. On December 4, 2021, in support of the Business Combination, Digital World entered into securities purchase agreements (the “SPAs”) with certain institutional investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of Digital World’s Series A Convertible Preferred Stock (“Preferred Stock”) for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a private placement (the “PIPE”) to be consummated concurrently with the Business Combination. The shares are initially convertible into 29,761,905 shares of Digital World common stock, subject to upward adjustment as described herein. The PIPE is conditioned on the ~~concurrent~~ closing of the Business Combination, effectiveness of a resale registration statement for all of the shares of common stock issuable upon conversion of the Preferred Stock to be held by the PIPE Investors (the “Initial Resale Registration Statement”) and other customary closing conditions as set forth in the SPA. For more information about the Business Combination and the PIPE, see our Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2021, October 26, 2021, December 6, 2021 and

If the Extension Amendment Proposal is approved, what happens next?	If the Extension Amendment Proposal is approved, we will continue to attempt to consummate the Business Combination until the Extended Date. We expect to seek stockholder approval of the Business Combination. If stockholders approve the Business Combination, we expect to consummate the Business Combination as soon as possible following such stockholder approval. Because we have only a limited time to complete our initial business combination, even if we are able to effect the Extension, our failure to obtain any required regulatory approvals in connection with the Business Combination or to resolve certain ongoing investigations within the requisite time period may require us to liquidate. Unless extended, the Merger Agreement may be terminated at any time in accordance with its terms, including by either Digital World or TMTG after September 20, 2022 (or after December 20, 2022 if extended by Digital World following the implementation of the Extension), and you may not have the chance to vote on the Business Combination.

Furthermore, unless waived by the parties, the Company is required to file and obtain effectiveness of an Initial Resale Registration Statement on or before the closing of the Business Combination, subject to certain exceptions. The closing of the PIPE is conditioned on the closing of the Business Combination, effectiveness of an Initial Resale Registration Statement and other closing conditions. Digital World believes that the SEC will not declare the Initial Resale Registration Statement effective until after the closing date of the Business Combination, and in order to close the PIPE as currently contemplated by the SPAs, the PIPE Investors have to waive the closing condition that requires effectiveness of the Initial Resale Registration Statement as of the closing date of the Business Combination. Additionally, the ~~securities purchase agreements~~SPAs with the PIPE Investors may be terminated by the PIPE Investors any time after September 20, 2022 if the Business Combination has not been consummated by such date. The Company will discuss an extension of the Merger Agreement, the ~~PIPE securities purchase agreements~~SPA and related registration rights obligations with the relevant parties if the Extension Amendment Proposal is approved and the Extension is implemented. ~~However, it~~It is possible that the parties ~~may determine to~~will restructure the PIPE or renegotiate such arrangements in view of the PIPE closing conditions, evolving market and regulatory conditions. We do not have an estimate as to when any such renegotiation or amendment to the existing PIPE arrangements will be concluded. There can be no assurance that the PIPE Investors will agree with amendments to the SPAs and related registration rights agreements (“Registration Rights Agreement”), that we can sustain sufficient PIPE commitments or secure an alternative financing transaction to support the Business Combination, or that we will find an alternative target if we are unable to consummate the Business Combination with TMTG. Please refer to the section entitled “Risk Factors” more information about the risks relating to the Business Combination and PIPE in the event the Extension is implemented.

If we liquidate, our public shareholders may only receive $10.20 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company. Please pay particular attention to the section entitled “Risk Factors” in this proxy statement for more information about the risks relating to the proposed Extension Amendment.

Upon approval of the Extension Amendment Proposal by holders of at least 65% of the common stock outstanding as of the record date, we will file an amendment to the charter with the Secretary of State of the State of Delaware in the form set forth in Annex A hereto. We will remain a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and our units, Class A common stock and public warrants will remain publicly traded.

If the Extension Amendment Proposal is approved, the removal of the Withdrawal Amount from the Trust Account will reduce the amount remaining in the Trust Account and increase the

RISK FACTORS

You should consider carefully all of the risks described in our Annual Report on Form 10-K filed with the SEC on April 13, 2022, our Quarterly Reports on Form 10-Q filed with the SEC on November 22, 2021 and May 19, 2022, the Form S-4 and in the other reports we file with the SEC before making a decision to invest in our securities. Furthermore, if any of the following events occur, our business, financial condition and operating results may be materially adversely affected or we could face liquidation. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described in the aforementioned filings and below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition and operating results or result in our liquidation.

There are no assurances that the Extension will enable us to complete a business combination or any related financing. It is possible that the parties will restructure the PIPE or renegotiate such arrangements in view of the PIPE closing conditions, evolving market and regulatory conditions. There is no assurance that such terms can be renegotiated on favorable terms, if at all, that we will be able to secure an alternative financing transaction to support the Business Combination, or that we will find an alternative target if we are unable to consummate the Business Combination with TMTG.

Approving the Extension involves a number of risks. Even if the Extension is approved, the Company can provide no assurances that the Business Combination will be consummated prior to the Extended Date. Our ability to consummate any business combination is dependent on a variety of factors, many of which are beyond our control. If the Extension is approved, the Company expects to seek shareholder approval of the Business Combination with TMTG and the PIPE following the SEC declaring the Form S-4 effective, which includes our preliminary proxy statement/prospectus for the Business Combination. The Form S-4 has not been declared effective by the SEC, and the Company cannot complete the Business Combination or the PIPE unless the Form S-4 is declared effective. Pursuant to the SPA, the Company cannot complete the PIPE unless the Initial Resale Registration Statement is declared effective. As of the date of this Proxy Statement, the Company cannot estimate when, or if, the SEC will declare the Form S-4 or the Initial Resale Registration Statement effective. Additional extensions past the Extended Date may be required, which may subject Digital World and its stockholders to additional risks and contingencies that would make it more challenging for us to complete the Business Combination or a transaction with an alternative target if we cannot complete the Business Combination with TMTG or the related PIPE with the PIPE Investors.

Unless extended, the Merger Agreement may be terminated at any time in accordance with its terms, including by either Digital World or TMTG after September 20, 2022 (or after December 20, 2022 if extended by Digital World following the implementation of the Extension), and you may not have the chance to vote on the Business Combination if the Merger Agreement is terminated beforehand. Additionally, the ~~securities purchase agreements~~SPAs with the PIPE Investors may be terminated by the PIPE Investors any time after September 20, 2022 if the Business Combination has not been consummated by such date. Furthermore, unless waived by the parties, the Company is required to file and obtain effectiveness of an Initial Resale Registration Statement on or before the closing of the Business Combination, subject to certain exceptions. The Initial Resale Registration Statement was filed on May 27, 2022 and has not been declared effective by the SEC. Digital World believes that the SEC will not declare the Initial Resale Registration Statement effective until after the closing date of the Business Combination, and in order to close the PIPE as currently contemplated by the SPAs, the PIPE Investors have to waive the closing condition that requires effectiveness of the Initial Resale Registration Statement as of the closing date of the Business Combination. The closing of the PIPE is conditioned on the closing of the Business Combination, effectiveness of an Initial Resale Registration Statement and other closing conditions. The Company will discuss an extension of the Merger Agreement, the ~~PIPE securities purchase agreements~~SPAs and related registration obligations with the relevant parties if the Extension Amendment Proposal is approved and the Extension is implemented. ~~However, it~~It is possible that the parties ~~may determine to~~will restructure the PIPE or renegotiate such arrangements in view of the PIPE closing conditions, evolving market and regulatory conditions.~~,~~ We do not have an estimate as to when any such renegotiation or amendment to the existing PIPE arrangements will be concluded. There is no assurance that such terms can be renegotiated on favorable terms, if at all, or that we will be able to secure an alternative financing transaction to support the Business Combination.

Under the terms of the Merger Agreement, TMTG is not required to consummate the Business Combination if the Company does not have at least $60,000,000 in available cash (including proceeds in connection with any private placement or any other alternative financing arrangement mutually agreed upon by the parties and prior to giving effect to the payment of unpaid expenses and liabilities) immediately prior to the consummation of the Business Combination (after taking into account payments required to satisfy redemptions by the Company’s stockholders) (the “Minimum Cash Condition”). There can be no assurance that the PIPE Investors will agree with amendments to the SPAs and Registration Rights Agreements, that we can sustain sufficient PIPE commitments to meet this Minimum Cash Condition or secure an alternative financing transaction to support the Business Combination, or that we will find an alternative target if we are unable to consummate the Business Combination with TMTG.

We are required to offer stockholders the opportunity to redeem shares in connection with the Extension Amendment and, if needed, any additional extensions, and we will be required to offer stockholders redemption rights again in connection with any stockholder vote to approve the Business Combination. Even if the Extension or the Business Combination are approved by our stockholders, it is possible that redemptions will leave us with insufficient cash to meet the Minimum Cash Condition or to consummate the Business Combination on commercially acceptable terms, or at all. The fact that we will have separate redemption periods in connection with the Extension and the Business Combination vote could exacerbate these risks. Other than in connection with a redemption offer or liquidation, our stockholders may be unable to recover their investment except through sales of our shares on the open market. The price of our shares may be volatile, and there can be no assurance that stockholders will be able to dispose of our shares at favorable prices, or at all.

Digital World may issue a substantial number of additional shares of common or preferred stock to complete the Business Combination and the PIPE, any one of which would dilute the interest of Digital World’s stockholders and likely present other risks. Specifically, pursuant to the Merger Agreement with TMTG, Digital World will issue up to 88,948,023 shares of common stock to TMTG securtiyholders at the closing of the Business Combination. This number is based on $875,000,000, subject to adjustments for TMTG’s closing debt, net of cash and unpaid transaction expenses, plus the additional contingent right to receive certain earnout shares after the closing of the Business Combination, and excluding any additional shares issuable after ~~Closing~~the closing of the Business Combination upon conversion of certain TMTG convertible notes.

As of the record date, Digital World had 30,027,234 shares of Class A common stock and 7,187,500 shares of Class B common stock issued and outstanding. There are currently no shares of preferred stock issued and outstanding. Digital World may issue a substantial number of additional shares of common or preferred stock to complete the Business Combination or the PIPE.

Pursuant to the Merger Agreement with TMTG, Digital World will issue up to 88,948,023 shares of common stock to TMTG securtiyholders at the closing of the Business Combination. This number is based on $875,000,000, subject to adjustments for TMTG’s closing debt, net of cash and unpaid transaction expenses, plus the additional contingent right to receive certain earnout shares after the closing of the Business Combination, and excluding any additional shares issuable after ~~Closing~~the closing of the Business Combination upon conversion of certain TMTG convertible notes.

On December 4, 2021, in support of the Business Combination, Digital World entered into SPAs with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of Preferred Stock for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a PIPE to be consummated concurrently with the ~~Closing~~closing of the Business Combination. The Preferred Stock have an initial conversion price per share of $33.60 and are initially convertible into 29,761,905 shares of Digital World common stock, which number of shares are subject to upward adjustment as described herein, including for certain penalties relating to the failure to register the shares of common stock underlying the Preferred Stock within the requisite time period, to up to 100,000,100 shares of common stock.

Additionally, in connection with the PIPE, the Sponsor, as majority holder of Digital World’s Class B common stock, waived certain anti-dilution rights of the holders of Class B common stock (the “Class B Holders”) to any increase in the number of shares of Class A common stock issuable upon conversion of the Class B common stock. In exchange for such waiver (“Waiver Letter”), and in the event that the transactions contemplated by the SPA are consummated in accordance with its terms, the Class B Holders will be entitled to receive (i) an aggregate of 744,048 shares of Class A common stock (the “Anti-dilution Shares”) and (ii) warrants to purchase an aggregate of 744,048 shares of Class A common stock at an exercise price per share of $33.60 for a term of five years. The warrants shall otherwise have terms, including but not limited to registration rights, that are substantially identical to the warrants previously issued to the Class B Holders and shall not contain any anti-dilution or reset provisions, except for standard adjustments for any stock splits, stock dividends, recapitalizations and similar events.

The issuance of any such additional shares of common or preferred stock:

•	may significantly dilute the equity interest of existing investors;

•	may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded Digital World’s common stock;

•	could cause a change in control if a substantial number of common stock is issued, which may affect, among other things, Digital World’s ability to use its net operating loss carry forwards; and

•	may adversely affect prevailing market prices for the combined entity’s common stock and/or warrants.

Failure by the combined company to timely file and to obtain and maintain effectiveness of any registration statement required to be filed under the Registration Rights Agreement ~~will result in the combined company paying to each PIPE Investor an amount in cash, as liquidated damages, which will adversely affect the operation of the combined company~~may impede the closing of the PIPE and the closing of the Business Combination. In addition, the combined company may need to file multiple registration statements to register all of the shares of common stock, which could give rise to conversions at lower prices. Failure to timely file and to obtain and maintain the effectiveness of any such registration statements, other than the Initial Resale Registration Statement, will result in the combined company paying to each PIPE Investor an amount in cash, as liquidated damages.

The PIPE Investors are entitled to certain registration rights, pursuant to which Digital World is required to file ~~a resale registration statement for all of the shares of common stock issuable upon conversion of the Preferred Stock held by the PIPE Investors (the “~~an Initial Resale Registration Statement~~”), and~~. Pursuant to the Registration Rights Agreement, the parties agreed that such registration statement would be declared effective ~~no later than the Closing of~~as of the closing date of the Business Combination, subject to certain exceptions, including, but not limited to, that ~~the effectiveness date of the Initial Resale Registration Statement may be postponed to the earliest date following the Closing that the SEC will permit~~ in the event that Digital World has cleared all SEC comments on the Initial Resale Registration Statement but the Initial Resale Registration Statement is not permitted to be declared effective as of the date of the ~~Closing~~closing of the Business Combination, the effectiveness date of the Initial Resale Registration Statement may be postponed to the earliest date following the closing of the Business Combination that the SEC will permit. Thereafter, the combined company will be required to register and to maintain the registration for all shares underlying the Preferred Stock until the effective date of the Business Combination. Separately, under the SPAs, the closing of the PIPE is conditioned on, among others, the effectiveness of the Initial Resale Registration Statement.

~~Failure~~The Initial Resale Registration Statement was filed on May 27, 2022 and has not been declared effective by the SEC. Digital World believes that the SEC will not declare the Initial Resale Registration Statement effective until after the closing date of the Business Combination, and in order to close the PIPE as currently contemplated by the SPAs, the PIPE Investors have to waive the closing condition that requires effectiveness of the Initial Resale Registration Statement as of the closing date of the Business Combination. Additionally, failure by the combined company to timely file and to obtain and maintain effectiveness of any registration statement, other than the Initial Resale Registration Statement, required to be filed under the Registration Rights Agreement will result in the combined company paying to each PIPE Investor an amount in cash, as liquidated damages and not as a penalty, equal to (A) with respect to the first two months, 2% of the subscription price paid by each PIPE Investor for any unregistered registrable securities, plus (B) with respect to the third month and beyond, 6% of the subscription price paid by each PIPE Investor for any unregistered registrable securities. In no case will the maximum aggregate liquidated damages payable to a PIPE Investor exceed 20% of the subscription price paid by such PIPE Investor. If the combined company fails to pay any liquidated damages in full within seven days after the date payable, the combined company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the PIPE Investor, until such amounts, plus all such interest thereon, are paid in full, subject to the aggregate limitation. In addition, if the Initial Resale Registration Statement cannot register all of the shares of common stock issuable upon conversion of the Preferred Stock and additional registration statements are required, the conversion price is subject to downward adjustment, which could result in the combined company having to issue up to 100,000,100 shares of common stock, in the aggregate, to the PIPE Investors.

In view of the foregoing, ~~it~~the Company will discuss amendments to its registration obligations with the PIPE Investors pursuant to the SPAs and Registration Rights Agreement with the relevant parties if the Extension Amendment Proposal is approved and the Extension is implemented. It is possible that the parties ~~may determine to~~will restructure the PIPE or renegotiate ~~the PIPE~~such arrangements in view of the PIPE closing conditions, evolving market and regulatory conditions. We do not have an estimate as to when any such renegotiation or amendment to the existing PIPE arrangements will be concluded. There is no assurance that such terms can be renegotiated on favorable terms, if at all~~, or that we will be able to~~. There can be no assurance that the PIPE Investors will agree with amendments to the SPAs and Registration Rights Agreements, that we can sustain sufficient PIPE commitments or secure an alternative financing transaction to support the Business Combination, or that we will find an alternative target if we are unable to consummate the Business Combination with TMTG.

Regulatory delays, currently and potentially in the future, could cause us to be unable to consummate the Business Combination.

Since our Board approved the Business Combination, we have experienced a number of regulatory delays, and we and TMTG may continue to experience additional delays in the future. These delays could cause us to be unable to consummate the Business Combination. Both the SEC and the Department of Justice are investigating certain matters relating to our business combination activities. We have been informed that we are the subject of an investigation pursuant to Section 8(e) of the Securities Act, with respect to the Form S-4 relating to the Business Combination. We and certain of our directors recently received subpoenas from the SEC seeking various documents regarding, among other things, our due diligence regarding TMTG, communications regarding and due diligence of potential targets other than TMTG, and relationships and communications between and among us (and/or certain of our officers and directors) and other entities (including the Sponsor and certain advisors, including our underwriter and financial advisor in the IPO). In addition, we and each member of our Board received grand jury subpoenas seeking certain of the same documents demanded in the above-referenced SEC subpoenas, along with requests relating to our S-1 filings, communications with or about multiple individuals, and information regarding Rocket One Capital. These subpoenas, and the underlying investigations by the Department of Justice and the SEC, can be expected to delay effectiveness of the Form S-4, which could materially delay, materially impede, or prevent the consummation of the Business Combination. Additionally, any resolution of the investigation could result in the imposition of significant penalties, injunctions, prohibitions on the conduct of our business, damage to our reputation and other sanctions against us.

Additionally, although we are not aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “Hart-Scott-Rodino Act”). It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. This includes any potential review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), on account of certain foreign ownership restrictions on U.S. businesses.

We may be deemed a “foreign person” under the regulations relating to CFIUS and our failure to obtain any required approvals within the requisite time period may require us to liquidate.

The Company’s Sponsor is ARC Global Investments II LLC, a Delaware limited liability company. The sponsor currently owns 5,490,000 shares of our Class B common stock prior to our IPO, and 1,133,484 Private Placement Units, that were purchased by the Sponsor in a private placement which occurred simultaneously with the completion of the IPO. Patrick Orlando, the Company’s Chief Executive Officer and Chairman and a U.S. citizen, is sole managing member of the Sponsor. Other members of the Sponsor include certain officers and directors of the

Company. The Sponsor is not controlled by a non-U.S. person. To the best of the Company’s knowledge, other than the members holding an approximate 17.2% minority interest in the Sponsor, the Sponsor does not have substantial ties with any non-U.S. persons. Approximately 82.8% of the total allocated membership interests in the Sponsor are owned by U.S. persons on a look-through basis and, to the best of our knowledge, none of the Sponsor members who are U.S. persons have substantial ties with non-U.S. persons on a look-through basis. Of the approximately 17.2% of interests in the Sponsor owned by non-U.S. persons on a look-through basis, approximately 8.0% of interests are owned by persons in Guatemala, approximately 4.4% of interests are owned by persons in El Salvador, approximately 4.2% of interests are owned by persons in Brazil, approximately 0.5% of interests are owned by persons in Peru and approximately 0.1% of interests are owned by persons in Mexico. The Sponsor is expected to own no more than 8.1% of the combined company following the Business Combination.

We do not believe that either we or our Sponsor constitute a “foreign person” under CFIUS rules and regulations. However, if CFIUS considers us to be a “foreign person” and TMTG a U.S. business that may affect national security, we could be subject to such foreign ownership restrictions and/or CFIUS review. If the Business Combination with TMTG falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the Business Combination.

Although we do not believe we or our sponsor are a “foreign person,” CFIUS may take a different view and decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor. If we were to seek an initial business combination other than the Business Combination, the pool of potential targets with which we could complete an initial business combination may be limited as a result of any such regulatory restriction. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $10.20 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in TMTG and the chance of realizing future gains on your investment through any price appreciation in the combined company.

The SEC issued proposed rules to regulate special purpose acquisition companies that, if adopted, may increase our costs and the time needed to complete our initial business combination.

With respect to the regulation of special purpose acquisition companies like the Company (“SPACs”), on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and to the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. These rules, if adopted, whether in the form proposed or in a revised form, may increase the costs of and the time needed to negotiate and complete an initial business combination, and may constrain the circumstances under which we could complete an initial business combination. Additional extensions past the Extended Date may be required, which may subject Digital World and its stockholders to additional risks and contingencies that would make it more challenging for us to complete the Business Combination or a transaction with an alternative target if we cannot complete the Business Combination with TMTG or the related PIPE with the PIPE Investors.

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a expenses will reduce the amount of cash available to be used for other corporate purposes by us if the Business Combination is not completed.

Unless extended, the Merger Agreement may be terminated at any time in accordance with its terms, including by either Digital World or TMTG after September 20, 2022, the SPAs may be terminated upon the termination of the Merger Agreement, and you may not have the chance to vote on the Business Combination.

The Merger Agreement is subject to a number of conditions which must be satisfied or waived in order to complete the Business Combination and the Merger Agreement may be terminated at any time, even prior to the Extension, under certain customary and limited circumstances, including among other reasons, (i) by mutual consent of TMTG and Digital World, (ii) by either Digital World or TMTG if any of the conditions to the closing of the Business Combination ~~(the “Closing”)~~ have not been satisfied or waived by September 20, 2022 (the “Outside Date”), provided that Digital World may extend the Outside Date if its obtains one or more extensions of the time it has to consummate its initial business combination, and provided further that this termination right shall not be available to Digital World or TMTG if the breach by such party (i.e., either Digital World or DWAC Merger Sub Inc. on one hand, or TMTG, on the other hand) of the Merger Agreement was the cause of, or resulted in, the failure of the ~~Closing~~closing of the Business Combination to occur on or before the Outside Date, (iii) by either Digital World or TMTG if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Merger Agreement, (iv) by either Digital World or TMTG for the other party’s uncured breach (subject to certain materiality qualifiers and cure periods), (v) by Digital World if there has been an event after the signing of the Merger Agreement that has a material adverse effect (as defined in the Merger Agreement) on TMTG (but excluding a qualifying settlement of certain litigation in which TMTG is involved) that is uncured and continuing, (vi) by TMTG if there has been an event after the signing of the Merger Agreement that has a material adverse effect on Digital World that is uncured and continuing, (vii) by either Digital World or TMTG if approval for the Business Combination and the other required stockholder proposals are not obtained at the Digital World’s special meeting of stockholders to approve the Business Combination, (viii) by either Digital World or TMTG if a special meeting of TMTG’s stockholders is held and TMTG’s stockholder shall not have approved the Merger Agreement and the Business Combination and related matters and (ix) by the mutual and reasonable written consent of Digital World and TMTG in the event that that any required approval of the SEC or any other governmental authority cannot be obtained by the Outside Date, as such date may be extended.

In addition, the SPAs may be terminated, under certain circumstances, among others, upon the earlier to occur of (a) the mutual written agreement of the parties thereto, and (b) the termination (for any reason) of the Merger Agreement by any party to the same, or if the Business Combination is not consummated by the Outside Date.

In the period leading up to the ~~Closing~~closing of the Business Combination, other events may occur that, pursuant to the Merger Agreement, would require Digital World to agree to amend the Merger Agreement to consent to certain actions or to waive rights that Digital World is entitled to under those agreements. Such events could arise because of changes in the course of TMTG’s business, a request by TMTG to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on TMTG’s business and would entitle Digital World to terminate the Merger Agreement, as applicable. In any of such circumstances, it would be in the discretion of Digital World, acting through its Board, to grant its consent or waive its rights. As of the date of this proxy statement, we do not believe there will be any changes or waivers that our directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained.

Moreover, in the event that the Merger Agreement is terminated, the PIPE arrangements are terminated or a special meeting of stockholders to approve the Business Combination is not held, you may not have the chance to vote on the Business Combination.

During the pendency of the Business Combination, Digital World will not be able to enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement. There can

BACKGROUND

We are a blank check company formed in Delaware on December 11, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

There are currently 30,027,234 shares of Class A common stock and 7,187,500 shares of Class B common stock issued and outstanding. In addition, we issued warrants to purchase 14,375,000 shares of Class A common stock as part of our IPO, along with an aggregate of 566,742 warrants (convertible into an aggregate of 566,742 shares of Class A common stock) underlying the Private Placement Units issued to our Sponsor in a private placement simultaneously with the consummation of our IPO. Each whole warrant entitles its holder to purchase one whole share of Class A common stock at an exercise price of $11.50 per share. The warrants will become exercisable until the later of 30 days after the completion of our initial business combination and 12 months from the closing of our IPO and expire five years after the completion of our initial business combination or earlier upon redemption or liquidation. We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the reported last sale price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met.

A total of $293,250,000 of the proceeds from our IPO and the simultaneous sale of the Private Placement Units in a private placement transaction was placed in our Trust Account in the United States maintained by Continental Stock Transfer & Trust Company, acting as trustee, invested in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open ended investment company that holds itself out as a money market fund selected by us meeting the conditions of Rule 2a-7 of the Investment Company Act, until the earlier of: (i) the consummation of a business combination or (ii) the distribution of the proceeds in the Trust Account as described below.

Approximately $294 million was held in the Trust Account as of the record date. The mailing address of the Company’s principal executive office is 3109 Grand Ave #450, Miami, FL 33133.

TMTG Business Combination

Merger and PIPE Agreements

As previously announced, we entered into the Merger Agreement on October 20, 2021, and an amendment to the Merger Agreement on May 11, 2022. Pursuant to the Merger Agreement, the parties agreed, subject to the terms and conditions of the Merger Agreement, to effect the Business Combination. For more information about the Business Combination, see our Current Reports on Form 8-K filed with the SEC October 21, 2021, October 26, 2021 and May 17, 2022, and the proxy statement/prospectus included in the Form S-4 filed with the SEC on May 16, 2022, as it may be amended or supplemented from time to time.

On December 4, 2021, in support of the Business Combination, Digital World entered into SPAS with certain PIPE Investors, pursuant to which the investors agreed to purchase an aggregate of 1,000,000 shares of the Preferred Stock, for a purchase price of $1,000 per share of Preferred Stock, for an aggregate commitment of $1,000,000,000 in a PIPE to be consummated concurrently with the ~~Closing~~closing of the Business Combination. The shares of Preferred Stock have an initial conversion price per share of $33.60 and are initially convertible into an aggregate of 29,761,905 shares of common stock (subject to downward adjustment). The price is subject to further downward adjustment to a 40% discount to Digital World’s volume-weighted average closing price for the ten trading days following the day of the Business Combination, with a floor price of $10.00. The closing of the PIPE is conditioned on the ~~concurrent~~ closing of the Business Combination, effectiveness of an Initial Resale Registration Statement and other closing conditions.

The PIPE Investors are also entitled to certain registration rights ~~pursuant to~~under a Registration Rights Agreement, pursuant to which Digital World is required to file an Initial Resale Registration Statement for all of the shares of common stock issuable upon conversion of the Preferred Stock held by the PIPE Investors within 10 days following the filing of the Form S-4 ~~and for such registration statement to~~. The Registration Rights Agreement also provides that such Initial Resale Registration Statement shall be declared effective ~~no later than~~as of the closing date of the Business Combination, subject to certain exceptions, including, but not limited to, that ~~the effectiveness date of the Initial Resale Registration Statement may be postponed to the earliest date following the Closing that the SEC will permit in~~ the event that Digital World has cleared all SEC comments on the Initial Resale Registration Statement but the Initial Resale Registration Statement is not permitted to be declared effective as of the date of the ~~Closing~~closing of the Business Combination, the effectiveness date of the Initial Resale Registration Statement may be postponed to the earliest date following the closing of the Business Combination that the SEC will permit. Thereafter, the combined entity will be required to register and to maintain the registration for all shares underlying the Preferred Stock until the effective date of the Business Combination.

In connection with the PIPE and in accordance with Section 4.3(b)(ii) of DWAC’s charter, the Sponsor, as majority holder of DWAC’s Class B common stock, waived certain anti-dilution rights of the Class B Holders to any increase in the number of shares of Class A common stock issuable upon conversion of the Class B common stock. In exchange for such waiver, and in the event that the transactions contemplated by the SPA are consummated in accordance with its terms, the Class B Holders will be entitled to receive (i) an aggregate of 744,048 shares of Anti-dilution Shares and (ii) warrants to purchase an aggregate of 744,048 shares of Class A common stock (the “Warrants”) at an exercise price per share of $33.60 for a term of five years. The Warrants shall otherwise have terms, including but not limited to registration rights, that are substantially identical to the warrants previously issued to the Class B Holders and shall not contain any anti-dilution or reset provisions, except for standard adjustments for any stock splits, stock dividends, recapitalizations and similar events.

For more information about the PIPE and the terms of the Preferred Stock, see our Current Reports on Form 8-K filed with the SEC on December 6, 2021, and the proxy statement/prospectus included in the Form S-4 filed with the SEC on May 16, 2022, as it may be amended or supplemented from time to time.

Status of Business Combination and PIPE

The Merger Agreement is subject to a number of conditions which must be satisfied or waived in order to complete the Business Combination and the Merger Agreement may be terminated at any time, even prior to the Extension, under certain customary and limited circumstances, including among other reasons, (i) by mutual consent of TMTG and Digital World, (ii) by either Digital World or TMTG if any of the conditions to the ~~Closing F~~closing of the Business Combination have not been satisfied or waived by the Outside Date, provided that Digital World may extend the Outside Date until December 20, 2022 if its obtains one or more extensions of the time it has to consummate its initial business combination, and provided further that this termination right shall not be available to Digital World or TMTG if the breach by such party (i.e., either Digital World or DWAC Merger Sub Inc. on one hand, or TMTG, on the other hand) of the Merger Agreement was the cause of, or resulted in, the failure of the ~~Closing~~closing of the Business Combination to occur on or before the Outside Date, (iii) by either Digital World or TMTG if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Merger Agreement, (iv) by either Digital World or TMTG for the other party’s uncured breach (subject to certain materiality qualifiers and cure periods), (v) by Digital World if there has been an event after the signing of the Merger Agreement that has a material adverse effect (as defined in the Merger Agreement) on TMTG (but excluding a qualifying settlement of certain litigation in which TMTG is involved) that is uncured and continuing, (vi) by TMTG if there has been an event after the signing of the Merger Agreement that has a material adverse effect on Digital World that is uncured and continuing, (vii) by either Digital World or TMTG if approval for the Business Combination and the other required stockholder proposals are not obtained at the Digital World’s special meeting of stockholders to approve the Business Combination, (viii) by either Digital World or TMTG if a special meeting of TMTG’s stockholders is held and TMTG’s stockholder shall not have approved the Merger Agreement and the Business Combination and related matters and (ix) by the mutual and reasonable written consent of Digital World and TMTG in the event that that any required approval of the SEC or any other governmental authority cannot be obtained by the Outside Date, as such date may be extended.

In addition, the SPAs may be terminated, under certain circumstances, among others, upon the earlier to occur of (a) the mutual written agreement of the parties thereto, and (b) the termination (for any reason) of the Merger Agreement by any party to the same, or if the Business Combination is not consummated by the Outside Date.

Unless extended, the Merger Agreement may be terminated at any time in accordance with its terms, including by either Digital World or TMTG after September 20, 2022 (or after December 20, 2022 if extended by Digital World following the implementation of the Extension), and you may not have the chance to vote on the Business Combination if the Merger Agreement is terminated beforehand. Additionally, the ~~securities purchase agreements~~SPAs with the PIPE Investors may be terminated by the PIPE Investors any time after September 20, 2022 if the Business Combination has not been consummated by such date.

Furthermore, unless waived by the parties, the Company is required to file and obtain effectiveness of an Initial Resale Registration Statement on or before the closing of the Business Combination, subject to certain exceptions. The Initial Resale Registration Statement was filed on May 27, 2022 and has not been declared effective by the SEC. Digital World believes that the SEC will not declare the Initial Resale Registration Statement effective until after the closing date of the Business Combination, and in order to close the PIPE as currently contemplated by the SPAs, the PIPE Investors have to waive the closing condition that requires effectiveness of the Initial Resale Registration Statement as of the closing date of the Business Combination. The closing of the PIPE is conditioned on the closing of the Business Combination, effectiveness of an Initial Resale Registration Statement and other closing conditions.

The Company will discuss an extension of the Merger Agreement, ~~PIPE securities purchase agreements~~the SPAs and related registration obligations with the relevant parties if the Extension Amendment Proposal is approved and the Extension is implemented. ~~However, it~~It is possible that the parties ~~may determine to~~will restructure the PIPE or renegotiate such arrangements in view of the PIPE closing conditions, evolving market and regulatory conditions.~~,~~ We do not have an estimate as to when any such renegotiation or amendment to the existing PIPE arrangements will be concluded. There is no assurance that such terms can be renegotiated on favorable terms, if at all. Under the terms of the Merger Agreement, TMTG is not required to consummate the Business Combination if the Company does not have at least $60,000,000 in available cash (including proceeds in connection with any private placement or any other alternative financing arrangement mutually agreed upon by the parties and prior to giving effect to the payment of unpaid expenses and liabilities) immediately prior to the consummation of the Business Combination (after taking into account payments required to satisfy redemptions by the Company’s stockholders). There can be no assurance that we can sustain sufficient PIPE commitments to meet this Minimum Cash Condition or secure an alternative financing transaction to support the Business Combination, or that we will find an alternative target if we are unable to consummate the Business Combination with TMTG.

Regulatory Approvals/Investigations

We have been informed that we are the subject of an investigation pursuant to Section 8(e) of the Securities Act, with respect to the Form S-4 relating to the Business Combination. We and certain of our directors recently received subpoenas from the SEC seeking various documents regarding, among other things, our due diligence regarding TMTG, communications regarding and due diligence of potential targets other than TMTG, and relationships and communications between and among us (and/or certain of our officers and directors) and other entities (including the Sponsor and certain advisors, including our underwriter and financial advisor in the IPO). In addition, we and each member of our Board received grand jury subpoenas seeking certain of the same documents demanded in the above-referenced SEC subpoenas, along with requests relating to our S-1 filings, communications with or about multiple individuals, and information regarding Rocket One Capital. These subpoenas, and the underlying investigations by the Department of Justice and the SEC, can be expected to delay effectiveness of the Form S-4, which could materially delay, materially impede, or prevent the consummation of the Business Combination. Additionally, any Ay resolution of the investigation could result in the imposition of significant penalties, injunctions, prohibitions on the conduct of our business, damage to our reputation and other sanctions against us.

Other than the investigations described above, we are not aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the Hart-Scott-Rodino Act, which has occurred. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance,

THE SPECIAL MEETING

Overview

Date, Time and Place. The Special Meeting of the Company’s stockholders will be held at ~~[10:00 a.m.]~~12:00 p.m. Eastern Time on September 6, 2022 as a virtual meeting. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at https://www.cstproxy.com/dwacspac/ext2022. If you plan to attend the virtual online Special Meeting, you will need your 12 digit control number to vote electronically at the Special Meeting. The meeting will be held virtually over the internet by means of a live audio webcast. Only stockholders who own shares of our common stock as of the close of business on the record date will be entitled to attend the virtual meeting.

To register for the virtual meeting, please follow these instructions as applicable to the nature of your ownership of our common stock.

If your shares are registered in your name with our transfer agent and you wish to attend the online-only virtual meeting, go to https://www.cstproxy.com/dwacspac/ext2022, enter the control number you received on your proxy card and click on the “Click here” to preregister for the online meeting link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

Beneficial stockholders who wish to attend the online-only virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting our transfer agent a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact our transfer agent no later than 72 hours prior to the meeting date.

Stockholders will also have the option to listen to the Special Meeting by telephone by calling:

•	Within the U.S. and Canada: +1 800-450-7155 (toll-free)

•	Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

The passcode for telephone access: 7479251#. You will not be able to vote or submit questions unless you register for and log in to the Special Meeting webcast as described herein.

Voting Power; record date. You will be entitled to vote or direct votes to be cast at the Special Meeting, if you owned the Company’s Class A common stock at the close of business on August 12, 2022, the record date for the Special Meeting. You will have one vote per proposal for each share of the Company’s common stock you owned at that time. The Company’s warrants do not carry voting rights.

Votes Required. Approval of the Extension Amendment Proposal will require the affirmative vote of holders of at least 65% of the Company’s Class A common stock outstanding on the record date, including the Founder Shares and the shares of Class A common stock underlying the Private Placement Units. If you do not vote or if you abstain from voting on a proposal, your action will have the same effect as an “AGAINST” vote. Broker non-votes will have the same effect as “AGAINST” votes.

At the close of business on the record date of the Special Meeting, there were 30,027,234 shares of Class A common stock and 7,187,500 shares of Class B common stock outstanding, each of which entitles its holder to cast one vote per proposal.

If you do not want the Extension Amendment Proposal approved, you must abstain, not vote, or vote “AGAINST” the Extension Amendment. You will be entitled to redeem your public shares for cash in connection with this vote whether or not you vote on the Extension Amendment Proposal so long as you elect to redeem your public shares for

~~PRELIMINARY PROXY — SUBJECT TO COMPLETION~~

DIGITAL WORLD ACQUISITION CORP.

3109 Grand Ave #450

Miami, FL 33133

SPECIAL MEETING OF STOCKHOLDERS

September 6, 2022

YOUR VOTE IS IMPORTANT

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON SEPTEMBER 6, 2022

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice dated             , 2022 and Proxy Statement, dated             , 2022, in connection with the special meeting to be held at ~~[10:00 a.m.]~~12:00 p.m. Eastern Time on September 6, 2022 as a virtual meeting (the “Special Meeting”) for the sole purpose of considering and voting upon the following proposals, and hereby appoints Patrick Orlando and Luis Orleans-Braganza (with full power to act alone), the attorneys and proxies of the undersigned, with full power of substitution to each, to vote all shares of the common stock of the Company registered in the name provided, which the undersigned is entitled to vote at the Special Meeting and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the accompanying Proxy Statement.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE EXTENSION AMENDMENT PROPOSAL (PROPOSAL 1), AND “FOR” THE ADJOURNMENT PROPOSAL (PROPOSAL 2), IF PRESENTED.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to be held on September 6, 2022: This notice of meeting and the accompany proxy statement are available at https://www.cstproxy.com/dwacspac/ext2022.

Proposal 1 — Extension Amendment Proposal	FOR	AGAINST	ABSTAIN

Amend the Company’s amended and restated certificate of incorporation to extend, upon the request of ARC Global Investments II LLC and approval by the Company’s Board of Directors, the period of time for the Company to complete a business combination up to four times, each by an additional three months, for an aggregate of 12 additional months (i.e. from September 8, 2022 to September 8, 2023) or such earlier date as determined by the Board of Directors, which we refer to as the “Extension Amendment Proposal.”	☐	☐	☐

Proposal 2 — Adjournment Proposal	FOR	AGAINST	ABSTAIN

Approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, which we refer to as the “Adjournment Proposal.”	☐	☐	☐